Exhibit 23.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated March 25, 2008, accompanying the consolidated financial statements of Luminent Mortgage Capital, Inc. and subsidiaries, (which report expressed an unqualified opinion and contains an explanatory paragraph relating to substantial doubt about the Client Company’s ability to continue as a going concern) as of and for the year ended December 31, 2007 which is included in this Proxy Statement/Prospectus. We consent to the inclusion in this Proxy Statement/Prospectus of the aforementioned report and to the use of our name as it appears under the caption “Experts.”
/s/ GRANT THORNTON LLP
Philadelphia, Pennsylvania
June 5, 2008